Filed by dMY Technology Group, Inc. IV pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: dMY Technology Group, Inc. IV

Commission File No.: 001-40166

This filing relates to the proposed merger involving dMY Technology Group, Inc. IV with Planet Labs Inc. (“Planet”), pursuant to the terms of that certain Merger Agreement, dated as of July 7, 2021.

The following was made available to certain Planet employees on July 7, 2021.

Planet Q&A

Employees

What is a SPAC?

A Special Purpose Acquisition Company (SPAC) is a company with no commercial operations–it makes no products and does not sell anything–that is formed strictly to raise capital through an initial public offering (IPO) for the purpose of acquiring an existing company. You can learn more about SPACs here.

Why did we decide to do this?

Entering the public markets at this time is the right step for Planet and a natural progression of our growth. Going public provides access to capital and new business and financial opportunities, helping to position Planet for the next chapter in its journey.

We chose a SPAC because of the efficiency with which it allows a company to go public, the flexibility that this process provides companies in helping investors understand their business, and the proven effectiveness of the SPAC option. Planet considered various options to go public and believe this is the best.

What does this mean for the initiatives we have underway?

This transaction doesn’t change our focus now or in the future, and we remain committed to our mission of making global change visible, accessible, and actionable. We will continue to focus on and invest in building great products and serving our customers.

What does this mean for employees?

This is exciting news for Planeteers and it means Planet expects continued growth in the foreseeable future. Day-to-day, Planeteers’ work will remain the same and we will continue to focus on achieving our long-term mission. More broadly as a publicly traded company, Planet will conduct public earnings calls every quarter and need to follow strict guidelines on how we talk about our business and future plans. While this is exciting, as we go through this transition from private to public, please remain focused on your work delivering great products and solutions for our customers.

How will employees benefit from this transaction?

The transaction will provide significant funds for Planet to expand our business and invest across our organization to scale. We plan to invest in new products and the people necessary for Planet’s continued success.

After the transaction closes, which is currently expected to occur by the end of the year, Planet employees will also be able to sell any stock they hold or that they receive upon exercise of their options or settlement of their RSUs. We will provide more information about how your stock or equity awards are treated in a separate Q&A to follow.

What happens to my Planet shares and equity awards?

Nothing will happen until the transaction closes. Upon closing, stock options and RSUs, whether or not vested, will become stock options and RSUs that are convertible into shares of the public company’s stock. Planet shares will also be exchanged for shares of the public company’s stock. The number of shares you receive will be calculated using an exchange ratio to be determined at closing. The expected exchange ratio will be included in dMY IV’s Registration Statement on Form S-4 to be filed with the Securities and Exchange Commission (SEC) but is subject to change.

If you have questions about how your equity awards work generally, you should review the materials provided in our data room. Please look in your email inbox for an invitation from our data room provider, VenueClientServices@dfinsolutions.com. More information about how the transaction affects your Planet shares and equity awards will be addressed in the coming weeks.

Can I buy stock in dMY IV or exercise my Planet options while we are waiting to complete the merger and become public?

No. Due to securities law requirements, you and your family members should not buy shares of dMY IV (either directly or through someone on your behalf) while the transaction is pending. Doing so could constitute insider trading and subject you to regulatory scrutiny, criminal prosecution, monetary penalties and/or jail time.

The option to exercise your Planet options remains unchanged. For guidance on whether or not doing so is right for you, please consult an outside financial advisor.

Will Planet continue including equity awards in our compensation packages?

Yes, we will continue including equity awards in compensation packages for those who are eligible.

Is Will still going to be CEO after we go public?

Yes, Will will remain CEO and there are no expected leadership changes as a result of this transaction.

What should I tell our customers, partners, or vendors?

There is a plan to communicate this update to our customers and partners. If a known customer, partner, or vendor asks about the transaction, you can share the official press release https://www.planet.com/investors/press-releases/2021/planet-to-become-publicly-traded-company-through-merger-with-dmy-iv/ and direct them to Planet’s investor page https://www.planet.com/investors/.

What can I say about this transaction? Are there things I can’t say?

In practice, the safest plan is to only say what Planet’s official public-facing channels (website, twitter, blogs, etc) say. Information they share is public and can be re-shared. This applies to external communication on social media, for example, as well as in private communication with anyone outside of Planet. In general, please continue to follow our External Communications guidelines [LINK].

In connection with the transaction with dMY IV, our SPAC partner, dMY IV will be filing a Registration Statement on Form S-4 with information about the transaction and our business, and we will continue to issue various public releases over the coming weeks. DO NOT editorialize or provide additional context for the information that is publicly disclosed in verbal conversation, emails and other online forums such as social media. If addressed with any question relating to the transaction or any public filings, DO NOT say any more than “I cannot comment on the business combination process or our company at this time. Please refer to Planet’s investor page https://www.planet.com/investors/.”

What happens between now and closing? When do we go public?

Today’s announcement is the first step in the process and we currently anticipate closing the transaction by the end of the year, but that timeline may change due to factors outside of Planet’s control. We will keep you updated on timing.

How will we get more information about the progress of the transaction and who should I speak to if I have more questions?

The executive team will be sharing transaction updates and milestones periodically at our All Hands meetings.

What do I do if I am approached by a member of the media or outside party?

You should direct all media inquiries to Trevor Hammond and the Communications team at comms@planet.com. Please do not respond or engage with any media regarding this announcement.

Additional Information and Where to Find It

In connection with the proposed transaction (the “Business Combination”), dMY Technology Group, Inc. IV (“dMY IV”) intends to file with the SEC a Registration Statement on Form S-4 (“Registration Statement”), which will include the proxy statement/prospectus of dMY IV. dMY IV’s stockholders and other interested persons are advised to read, when available, the Registration Statement and a preliminary proxy statement/prospectus which forms a part of the Registration Statement, as well as any amendments thereto, and the effective Registration Statement and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination, as these materials will contain important information about the parties to the agreement and plan of merger, by and among dMY IV and Planet and the other parties thereto (the “Merger Agreement”), dMY IV and the Business Combination. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination will be mailed to stockholders of dMY IV as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by written request to dMY Technology Group, Inc. IV at 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144.

Participants in the Solicitation

dMY IV, dMY Sponsor IV, LLC, Planet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from dMY IV’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in dMY IV will be included in the Registration Statement to be filed by dMY IV, which will include the proxy statement/prospectus of dMY IV, for the Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between dMY IV and Planet, including statements regarding the anticipated timing, completion and success of the transaction. dMY IV’s and Planet’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “would,” “believes,” “predicts,” “potential,” “strategy,” “opportunity,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, dMY IV’s and Planet’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside dMY IV’s and Planet’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (2) the lack of a third party valuation in determining whether the proposed transaction is fair to the stockholders from a financial point of view; (3) the outcome of any legal proceedings that may be instituted against dMY IV and Planet following the announcement of the Merger Agreement and the transactions contemplated therein; (4) the inability to complete the Business Combination, including due to failure to obtain approval of the stockholders of dMY IV or Planet, certain governmental or regulatory approvals, the satisfaction of the minimum trust account amount following redemption by dMY IV’s public stockholders, or the satisfaction of other conditions to Closing in the Merger Agreement; (5) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (6) the impact of COVID-19 on Planet’s business and/or the ability of the parties to complete the Business Combination; (7) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange following the Business Combination; (8) the risk that the Business Combination disrupts current plans, operations, business relationships, performance and business generally as a result of the announcement and consummation of the Business Combination; (9) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers, and retain its management and key employees; (10) costs related to the Business Combination; (11) changes in applicable laws or regulations; (12) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (13) the possibility that Planet or dMY IV may be adversely affected by other economic, business, and/or competitive factors; and (14) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” therein, and in dMY IV’s other filings with the SEC. dMY IV cautions that the foregoing list of factors is not exclusive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of dMY IV’s Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by dMY IV from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. dMY IV cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. dMY IV does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

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